NO ACT

DC
PE
12-17-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024811

Received SEC
FEB 05 2008
Washington, DC 20549

February 5, 2008

Jeffrey A. Welikson
Vice President and Corporate Secretary
Lehman Brothers Holdings Inc.
1301 Avenue of the Americas
New York, NY 10019

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/5/2008

Re: Lehman Brothers Holdings Inc.
Incoming letter dated December 17, 2007

Dear Mr. Welikson:

This is in response to your letter dated December 17, 2007 concerning the shareholder proposal submitted to Lehman by the Central Laborers' Pension Fund. We also have received a letter from the proponent dated January 29, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 13 2008 E
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

LEHMAN BROTHERS

December 17, 2007

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Lehman Brothers Holdings Inc. ("Lehman") received a letter dated October 16, 2007 from Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent"), presenting a stockholder proposal to be included in Lehman's next proxy statement (the "Proposal"). The Proposal is attached hereto as Exhibit A, together with other correspondence with the Proponent regarding proof of beneficial ownership. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against Lehman if it omits the Proposal. We submit that the Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(7) because it relates to the conduct of ordinary business operations.

The Proposal

The Proposal requests that Lehman prepare a report discussing Lehman's potential financial exposure to the mortgage securities crisis. The Proposal notes that the report should include: (i) a discussion of what percentage of Lehman's mortgage originations and/or mortgage securitizations could be categorized as subprime, Alt-A or other non-agency loan types; (ii) a discussion of the long-term strategic and financial implications of Lehman's recent decision to reduce its resources and capacity in the subprime area; and (iii) a discussion of what Lehman anticipates will be its ultimate realized losses related to the mortgage securities crisis.

The supporting statement for the Proposal states, among other things, that "Shareholders of our Company require transparency so that we may adequately evaluate risk. Currently there is no single source on the Company's balance sheet that provides the requested information to shareholders."

Rule 14a-8(i)(7) – Ordinary Business

Under Rule 14a-8(i)(7), a company may exclude a proposal if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy rests on two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." Id. Lehman believes that the foregoing policy considerations clearly justify exclusion of the Proposal. Originating, investing in and securitizing mortgage products are activities that constitute part of Lehman's day-to-day business operations.

In determining whether a stockholder proposal that requests preparation and dissemination of a special report to stockholders or formation of a committee on specific aspects of a company's business is excludable, the Staff has indicated that it "will consider whether the subject matter of the special report or the committee involves a matter of ordinary business." See Exchange Act Release No. 34-20091 (Aug. 16, 1983). Likewise, for proposals that request disclosures in addition to those found in documents filed with or submitted to the Securities and Exchange Commission (the "Commission"), the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under rule 14a-8(i)(7)." Johnson Controls, Inc. (Oct. 26, 1999).

Lehman is a global investment bank, serving institutional, corporate, government and high net-worth individual clients and customers. Assessing the risks and benefits associated with Lehman's mortgage origination and securitization businesses constitutes part of its daily operations. The Proponent asks for management to prepare a report discussing: (i) credit classifications of Lehman's mortgage originations and/or securitizations; (ii) the long-term strategic and financial implications involved in Lehman's recent decision to reduce its resources and capacity in the subprime area; and (iii) Lehman's evaluation of potential future losses to it in relation to the mortgage securitization crisis. All of these items (credit classifications, strategic and financial assessments and other risk evaluations) address activities that Lehman conducts daily, as part of its complex and highly regulated business operations. Furthermore, the proposed report essentially requests management to prepare additional financial disclosures which, in direct line with Johnson Controls, supra, involve matters of ordinary business. Therefore, in accordance with Rule 14a-8(i)(7) Lehman intends to exclude the proposal from its next proxy statement.

The Proposal Relates to the Evaluation of Risk

In applying Rule 14a-8(i)(7), it is well established that proposals such as this one, which seek an internal evaluation of the risks or losses that a company faces in relation to its ordinary business operations, are excludable. The Staff's position on risk was summarized in Staff Legal Bulletin No. 14C (Jun. 28, 2005): "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." Although the Staff referred in Staff Legal Bulletin No. 14C specifically to proposals that relate to the "environment or the public's health," Lehman respectfully submits that the Staff has subsequently applied the same viewpoint in various no-action letters involving proposals similar to that submitted by the Proponent.

In a long line of no-action letters the Staff has permitted the exclusion of proposals seeking management to evaluate the risks and potential consequences of particular events or activities that may have a bearing on company performance because the proposals related to "ordinary business operations (i.e., evaluation of risk)." See Pfizer Inc. (Jan. 29, 2007) (a proposal requesting a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting its products to Canadian wholesalers); Reynolds American Inc. (Feb. 27, 2007) (a proposal requesting a financial analysis report on the impact of a carbon tax on projected company financial results); Pulte Homes, Inc. (Mar. 1, 2007) (a proposal requesting that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency); Hewlett-Packard Co. (Dec. 12, 2006) (a proposal requesting a report on the development of the company's policy concerning greenhouse gas ("GHG") emissions, including, among other things, the "[c]osts and benefits to [the Company] of its GHG policy"); and Wells Fargo & Co. (Feb. 16, 2006) (a proposal requesting a report on the effect on the company's business strategy of the challenges created by global climate change). See also TXU Corp. (Apr. 2, 2007) (a proposal requesting management to undertake a report on energy efficiency with respect to the company's existing and proposed power plants, and to discuss related impacts on the company and its revenues).

Similarly, in J.P. Morgan Chase & Co. (Feb. 28, 2001), the Staff permitted exclusion of a proposal requesting management to discuss the risks of inflation and deflation on J.P. Morgan Chase in the risk management section of J.P. Morgan Chase's annual financial report because the proposal related to "ordinary business operations" (i.e., evaluation of risk in reports to shareholders).

We believe that the Proposal falls directly in line with the no-action letters cited above. The Proposal requests that Lehman discuss its "potential financial exposure" to the mortgage securities crisis, the "long-term strategic and financial implications" of Lehman's decision to reduce its resources and capacity in the subprime area, and what Lehman "anticipates will be its ultimate realized losses related to the mortgage securities crisis." The requested report is merely an evaluation of risk on Lehman's business with respect to its non-agency loan activities. As such, the Proposal is related to Lehman's ordinary business operations and therefore should be excluded under Rule 14a-8(i)(7).

The Proposal Requests Additional Financial Disclosures

Lehman believes that its position is consistent with the Staff's interpretation of Rule 14a-8(i)(7) set forth in Johnson Controls, supra. In Johnson Controls, the Staff permitted exclusion of a proposal that requested changes in the company's financial statements to reflect an accurate valuation of "goodwill-net" and the "true value" of stockholders' equity, as the Staff determined that the additional disclosures related to the company's ordinary business operations. The Staff in Johnson Controls announced, however, that it would no longer permit exclusion of proposals "solely because they relate to the preparation and content of documents filed with or submitted to the Commission." Rather, the Staff will consider "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." Id. The Staff concluded that Johnson Controls had met this standard because the additional disclosures requested related to its "ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)."

In more recent no-action letters, the SEC followed its position in Johnson Controls and permitted exclusion of proposals involving financial reporting and disclosure decisions. See, e.g., Union Pacific Corp. (Dec. 21, 2004) (permitting exclusion of a proposal that the board include revenue and on-time performance data from passenger operations in its annual report); Refac (Mar. 27, 2002) (permitting exclusion of a proposal requesting, in part, that management amend and improve corporate disclosure practices); Int'l. Business Machines Corp. (Jan. 9, 2001) (permitting exclusion of a proposal requesting, in part, that the company "provide transparent financial reporting of profit from real company operations"); Household Int'l., Inc. (Mar. 13, 2000) (permitting exclusion of a proposal requesting, in part, that a committee of outside directors develop and enforce policies to ensure that accounting methods and financial statements adequately reflect the risks of subprime lending); Conseco, Inc. (Apr. 18, 2000) (permitting exclusion of a proposal requesting, in part, that "accounting methods and financial statements adequately report the risks of subprime lending"); and Boeing Co. (Mar. 6, 2000) (permitting exclusion of a proposal requesting that management take the necessary steps to ensure complete and clear disclosure of the inclusion, listing, and use of employee pension fund trust assets and/or surplus in all current and future earnings statements, and in past earnings statements).

In J.P. Morgan, supra, the proponent in its request for additional financial disclosures stated in the proposal's supporting statement that inflation/deflation and its effects were inadequately reported in the company's annual financial report. Similarly, in the supporting statement the Proponent argues, "Currently there is no single source on the Company's balance sheet that provides the requested information to shareholders." In accordance with the no-action letters cited above, whether or not a company should disclose financial information beyond that included in its publicly filed reports is a determination within the discretion of the company's management and board of directors, not the stockholders. Not only is this determination a fundamental business function that should not be delegated to stockholders, but the additional disclosures requested in this instance relate to Lehman's ordinary business operations. As such, the Proposal is related to Lehman's ordinary business operations and therefore should be excluded under Rule 14a-8(i)(7).

The Proposal Raises No Significant Policy Issues

Lehman acknowledges that current public concern over subprime lending may, in some instances, raise significant policy issues. Lehman also is aware that Rule 14a-8(i)(7) does not permit the omission of stockholder proposals that involve significant policy issues. Furthermore, the Staff has required inclusion of certain stockholder proposals that targeted and raised public policy concerns related to predatory lending practices. See, e.g., Bank of America Corp. (Feb. 23, 2006) (the Staff required inclusion of a proposal for management to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices); Assocs. First Capital Corp. (Mar. 13, 2000) (the Staff required inclusion of a proposal requesting that management establish a committee to oversee the development and enforcement of policies to ensure that accounting methods and financial statements adequately reflect the risks of subprime lending and employees do not engage in predatory lending practices); and Conseco, Inc. (Apr. 5, 2001) (the Staff required inclusion of a proposal requesting the establishment of a committee to oversee the development and enforcement of policies to ensure that no employee of or broker for the company engages in predatory lending practices and that no loan originated or purchased is entailed by predatory lending practices). In these no-action letters, the proponents' concerns were focused on the lending practices of the companies that might affect others outside of the company and its stockholders. The proponents sought greater oversight from management of the companies' lending policies and financial reporting practices to prevent the companies from engaging in predatory lending practices. This is not the case in the Proposal.

Rather, the Proposal solely looks inward to Lehman's financial results and ordinary business operations. It is a request for stockholders to participate in the management and risk evaluation process of Lehman's day-to-day business. The supporting statement clearly indicates this. It begins with, "As long-term shareholders, we are concerned about our Company's recent performance," and ends with, "Currently there is no single source on the Company's balance sheet that provides the requested information to shareholders." Neither the supporting statement nor the Proposal addresses any significant policy issue, but instead implicates only the financial considerations, internal evaluation of risk processes, and impacts, costs and benefits to Lehman arising from its non-agency mortgage loan activities.

No-action precedents demonstrate that the applicability of Rule 14a-8(i)(7) hinges largely on whether implementing the proposal would have broad public policy impacts outside the company, or instead, would deal only with matters of the company's internal business operations, planning and strategies. Thus, the Staff has required the inclusion of proposals asking companies to prepare reports on the impacts of human activity on global warming, see General Electric Co. (Jan. 17, 2006) and Occidental Petroleum Corp. (Feb. 7, 2006), but allowed companies to exclude proposals requesting inward-looking reports on the economic effects of HIV/AIDs, tuberculosis and malaria pandemics on their business strategy and risk profile. See Pfizer Inc. (Jan. 24, 2006) and Marathon Oil Corp. (Jan. 23, 2006). The Proposal falls squarely in the latter group.

Conclusion

For the reasons set forth above, it is respectfully submitted that the omission of the Proposal from Lehman's next proxy statement is proper. We respectfully request your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted. Lehman presently anticipates mailing its proxy materials for the 2008 Annual Meeting of Stockholders on or about March 5, 2008. We would appreciate a response from the Staff in time for Lehman to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to Lehman at (646) 758-2651 and to the Proponent at (217) 245-1293.

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter and all attachments to the Proponent. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j).

If the Staff has any questions, requires further information, or wishes to discuss this matter, please call me at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC.

By: Jeffrey A. Welikson
Name: Jeffrey A. Welikson
Title: Vice President and Corporate Secretary

cc. Barry McAnarney
(Central Laborers' Pension, Welfare & Annuity Funds)
Jennifer O'Dell
(Laborers' International Union of North America Department of Corporate Affairs)

Andrew R. Keller
(Simpson Thacher & Bartlett LLP)

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

Sent Via Fax (212) 526-8766

October 16, 2007

Mr. Jeffery A. Welikson
Corporate Secretary
Lehman Brothers Holdings, Inc.
745 7th Avenue
New York, NY 10019

Dear Mr. Welikson,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Lehman Brothers Holdings, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 3,072 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell at Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

c: Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Lehman Brothers Holdings Inc. ("Lehman" or "the Company") request that the Board of Directors prepare and provide to shareholders a report discussing its potential financial exposure as a result of the mortgage securities crisis, including the following:

1. A discussion of what percentage of Lehman's mortgage originations and/or mortgage securitizations could be categorized as subprime, Alt-A or other non-agency loan types;
2. A discussion of the long-term strategic and financial implications of the Company's recent decision to reduce its resources and capacity in the subprime area and,
3. A discussion of what the Company anticipates will be its ultimate realized losses related to the mortgage securities crisis.

The report should be prepared at reasonable cost, omit proprietary information, and be distributed to shareholders within six months of the Company's annual meeting in the manner deemed most efficient by the Company.

Supporting Statement

As long-term shareholders, we are concerned about our Company's recent performance. Our Company is a major player in the non-agency mortgage loan area. As major news outlets have reported, these types of loans have suffered major losses. Our Company has been forced to lay off workers, shut down operations in its subprime unit and has seen its market cap drop significantly over a short period of time. Analysts say that the challenges that our Company is facing may be compounded by Lehman's silence. According to recent press reports, "[I]n the current environment, Lehman may be paying a price for its relative silence about its exposure to troubled mortgages and high-risk debt. . . if there's another shoe to drop, people are waiting for it to fall at Lehman. No news in this case is not good news."[1] For these reasons, shareholders have reason to be concerned and to seek greater information from our Board of Directors.

According to Dow Jones, our Company is, "...the worst-performing of all big brokerage stocks since the mortgage securities crisis exploded in mid-June. Lehman's shares are off more than 32 percent since June 15 . . ."[2] Lehman's Aurora unit, which

---

[1] Bloomberg, Aug. 22, 2007.

[2] Dow Jones News Wire, August 14, 2007.

focused almost exclusively on the Alt-A loan space, has faced particular investor scrutiny when analysts speculated that, "... losses might be mounting at Aurora Loan Services, the Lehman mortgage subsidiary that specializes in so-Alt-A loans to borrowers who can't fully document their income or assets."[3] Shareholders of our Company require transparency so that we may adequately evaluate risk. Currently there is no single source on the Company's balance sheet that provides the requested information to shareholders.

We therefore urge shareholders to vote **FOR** our proposal.

---

[3] Bloomberg, August 22, 2007.

LEHMAN BROTHERS

KAREN B. CORRIGAN
VICE PRESIDENT AND ASSISTANT SECRETARY

October 29, 2007

BY FAX ((217) 245-1293) AND OVERNIGHT DELIVERY

Mr. Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Dear Mr. McAnarney:

I am responding to your October 16, 2007 letter (the "Letter") to Lehman Brothers Holdings Inc. ("Lehman") containing a shareholder proposal requesting Lehman to prepare a report, to be distributed to shareholders within six months of Lehman's annual meeting, discussing Lehman's potential financial exposure to sub-prime mortgages.

In order to submit a shareholder proposal, you must satisfy the requirements of Rule 14a-8 of Regulation 14A of the Securities and Exchange Commission. Under Rule 14a-8(b), you must have continually held at least $2,000 in market value of Lehman common stock for at least one year by the date the proposal was submitted. You are not a registered holder of Lehman common stock. Therefore, Rule 14a-8(b) requires proof of ownership through a written statement from the record holder of your securities as to which you claim beneficial ownership or a copy of a Schedule 13D or 13G or a Form 3, 4 or 5 filing reflecting your ownership of Lehman common stock. The Letter did not include such proof, but noted that verification of your ownership position was being processed and would arrive separately. As of the date hereof, no proof of your ownership of Lehman common stock has been delivered to us.

Please remedy this deficiency by submitting the required information to me by November 12, 2007.

Sincerely,

Karen B. Corrigan

cc. Jennifer O'Dell,
(Assistant Director of the LIUNA Department of Corporate Affairs)

usbank. Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166-0387

Sent Via Fax (212) 526-8766

October 16, 2007

Mr. Jeffery A. Welikson
Corporate Secretary
Lehman Brothers Holdings, Inc.
745 7th Avenue
New York, NY 10019

Dear Mr. Welikson,

U.S. Bank holds 3,072 shares of Lehman Brothers Holdings, Inc. common stock beneficially for Central Laborers' Pension Fund the proponent of a shareholder proposal submitted to Lehman Brothers Holdings, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard

Rebecca Hassard
Account Manager

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

January 29, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Lehman Brothers Holdings Inc.'s Request for No-Action Advice Concerning the Central Laborers' Pension, Welfare & Annuity Funds' Shareholder Proposal

Dear Sir or Madam:

The Central Laborers' Pension, Welfare & Annuity Funds ("Fund") hereby submits this letter in reply to Lehman Brothers Holdings Inc.'s ("Lehman" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2008 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company fails to satisfy its burden under Rule 14a-8(i)(7) and its no-action request should be denied.

The Company argues that the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the conduct of ordinary business operations. The Company notes that "[o]riginating, investing in and securitizing mortgage products are activities that constitute part of Lehman's day-to-day business operations."

Specifically, the Company argues that "it is well established that proposals such as this one, which seek an internal evaluation of the risks or losses that a company faces in relation to its ordinary business operations, are excludable." The Company cites Staff Legal Bulletin No. 14C (June 28, 2005), although it acknowledges that the Staff was referring to proposals that relate to the "environment or the public's health." The Company then observed that the Staff has applied this same viewpoint in various no-action letters involving proposals similar to the instant proposal. However, each of the decisions cited actually involved proposals pertaining to the environment or public health, except for a decision in J.P. Morgan Chase & Co. (Feb. 28, 2001) requesting management to discuss the risks of inflation and deflation in the company's annual financial report. We respectfully submit that a report on the risks of inflation and deflation are significantly different from the information sought by the Proposal.

The Proposal requests that Lehman prepare a report discussing Lehman's potential financial exposure as a result of the mortgage securities crisis, including a discussion of what percentage of its mortgage originations and/or mortgage securitizations could be categorized as subprime, Alt-A or other non-agency loan types; a discussion of the implications of the Company's decision to reduce its resources and capacity in the subprime area; and a discussion of anticipated losses related to the mortgage securities crisis.

As the Company acknowledges, certain issues may not be excludable under the ordinary business exclusion because they raise significant policy issues. It stated:

> Lehman acknowledges that current public concern over subprime lending may, in some instances, raise significant policy issues. Lehman also is aware that Rule 14a-8(i)(7) does not permit the omission of stockholder proposals that involve significant policy issues.

The Company proceeds to cite a number of cases that addressed concerns related to predatory lending practices before concluding:

> In these no-action letters, the proponents' concerns were focused on the lending practices of the companies that might affect others outside of the company and its stockholders. The proponents sought greater oversight from management of the companies' lending policies and financial reporting practices to prevent the companies from engaging in predatory lending practices. This is not the case in the Proposal.
>
> Rather, the Proposal solely looks inward to Lehman's financial results and ordinary business operations. It is a request for stockholders to participate in the management and risk evaluation process of Lehman's day-to-day business.

The Company concludes that proposals that "look inward" do not raise significant policy issues and are thus excludable under Rule 14a-8(i)(7). However, we believe the Company's analysis overlooks significant relevant precedent while misinterpreting the nature of the Proposal.

In Staff Legal Bulletin No. 14A (July 12, 2002) it was noted:

> The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters.[]

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the 'ordinary business' exclusion, we are modifying our treatment of proposals relating to this topic.[] . . . .

The analogy to the widespread debate surrounding equity-based compensation is apt. The subprime mortgage crisis that has engulfed the country and dominated news the last several months, as well as the severe economic and financial crisis that has ensued, certainly serves to elevate what admittedly once might have been a matter of ordinary business to anything but that today. Further, the issue of equity-based compensation is likewise susceptible to the Company's charge that the Proposal "looks inward" to the Company's financial results.

In Verizon Communications Inc., 2003 SEC No-Act. LEXIS 123 (Jan. 23, 2003) the Staff rejected the company's Rule 14a-8(i)(7) argument and affirmed inclusion of a proposal that was related to the company's auditors. The Staff stated:

> The proposal requests that the board of directors adopt a policy 'stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company.'
>
> . . . .
>
> We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Another important precedent is provided by National Semiconductor Corporation, 2002 SEC No-Act. Lexis 821 (December 6, 2002) which represents a decision by the full Commission directing the Staff to reconsider its original decision in favor of the company seeking to exclude a proposal requesting the board establish a policy and practice of expensing in its annual income statement the cost of stock options issued to company executives. The proponent in National Semiconductor noted, "Regardless of whether the issue of expensing stock options may once have been portrayed as a mundane matter that reflects no more than a choice of accounting methods, such is most definitely not the case today."

The Staff Legal Bulletin and the precedent demonstrate that issues related to auditor independence, stock option expensing, and equity-based compensation had been transformed by widespread public debate from ordinary business matters to significant policy issues worthy of shareholder consideration. We respectfully submit that such is clearly the case as daily reports make clear that the mortgage securities crisis is part of a global economic and financial crisis.

On Jan. 21, 2008, the New York Times features an article entitled "Stock Plunge Worldwide on Fears of a U.S. Recession." That article noted:

> Fears that the United States is in a recession reverberated around the world on Monday, sending stock markets from Frankfurt to Bombay into a tailspin and puncturing the hopes of many investors that Europe and Asia will be able to sidestep an American downturn.
>
> On a day when United States markets were closed in observance of Martin Luther King's Birthday, the world's eyes were trained nervously on the United States. Investors reacted with what many analysts described as panic to the multiplying signs of weakness in the American economy. Shares of banks led the decline in many countries, underscoring that the subprime crisis continues to hobble the global financial system. . . . (emphasis added).

In an article entitled "Paulson says Bush administration working to combat subprime crisis," International Herald Tribune (Jan. 7, 2008) it was reported:

> The Bush administration is working to combat the severe housing crisis in the United States, but there is no simple solution, Treasury Secretary Henry Paulson said Monday, adding that a correction in the housing market is "inevitable and necessary."
>
> . . . .
>
> Paulson said the country was facing an unprecedented wave of 1.8 million subprime mortgages that are scheduled to reset to sharply higher rates over the next two years. He said this raised the possibility of a market failure and was the reason the administration brokered a deal with the mortgage industry to freeze certain subprime mortgage rates for five years to allow the housing market to recover.
>
> . . . .
>
> Paulson and President George W. Bush were both delivering speeches Monday on the state of the economy. Bush received an update Friday from Paulson, Federal Reserve Chairman Ben Bernanke and other market regulators about how markets have been performing following a severe credit squeeze that began in August that roiled financial markets around the world.

> The credit crisis was sparked by raising defaults on subprime mortgages. Those defaults have already resulted in multibillion-dollar losses at many financial institutions who bought securities backed by the subprime mortgages that have gone bad. . . .

The widespread public debate concerning the subprime mortgage crisis elevates the Proposal such that it transcends ordinary business matters. The Proposal is not an attempt to micromanage the Company or its business. Rather, it seeks to obtain critically important information as shareholders seek to monitor their investment in the Company.

For these reasons, we submit that the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(7) and the Proposal should be included in the Company's proxy statement.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359.

Sincerely,

Barry McAnarney
Executive Director

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lehman Brothers Holdings Inc.
Incoming letter dated December 17, 2007

The proposal requests that the board prepare and provide to shareholders a report discussing the company's potential financial exposure as a result of the mortgage securities crisis, including information specified in the proposal.

There appears to be some basis for your view that Lehman may exclude the proposal under rule 14a-8(i)(7), as relating to Lehman's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Lehman omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END